Exhibit 99.1

ELBIT IMAGING LTD. SELECTED FOR LISTING ON
NASDAQ GLOBAL SELECT MARKET

Company Meets Highest Listing Standards of any Exchange in the World

Tel-Aviv, Israel, December 19, 2007, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that it has qualified to be listed on the NASDAQ Global Select Market effective January 1, 2008, and will continue to trade under the symbol EMITF.  This upgraded listing is a result of meeting NASDAQ’s highest initial listing standards based on financial and liquidity requirements.  Prior to the change, the Company had been listed on the NASDAQ Global Market.

Mr. Shimon Yitzhaki, Elbit Imaging’s President, commented: “We are pleased to have achieved this premier designation by meeting NASDAQ’s stringent listing requirements, enabling our shares to be traded alongside NASDAQ’s top-tier companies.  This improved trading status reflects the Company’s continued growth and enhanced market share, and is expected to give our stock greater visibility.”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

About NASDAQ

NASDAQ is the largest U.S. electronic stock market. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit www.nasdaq.com or the NASDAQ Newsroom at www.nasdaq.com/newsroom/.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lwolf-creutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com